EXHIBIT 12

CATERPILLAR INC.,
CONSOLIDATED SUBSIDIARY COMPANIES,
AND 50%-OWNED UNCONSOLIDATED AFFILIATED COMPANIES

STATEMENT SETTING FORTH COMPUTATION
OF RATIO OF PROFIT TO FIXED CHARGES
(Millions of dollars)

YEARS ENDED DECEMBER 31,

	2000	1999	1998	1997	1996
Profit	$1,053	$946	$1,513	$1,665	$1,361
Add:
Provision for income taxes	$439	$448	$680	$837	$653

Profit before taxes	$1,492	$1,394	$2,193	$2,502	$2,014
Fixed charges:
Interest and other costs related to borrowed funds(1)	$988	$835	$758	$586	$519
Rentals at computed interest factors(2)	90	83	76	60	$54

Total fixed charges	$1,078	$918	$834	$646	$573

Profit before provision for income taxes and fixed charges	$2,570	$2,312	$3,027	$3,148	$2,587

Ratio of profit to fixed charges	2.4	2.5	3.6	4.9	4.5

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(1)  Interest expense as reported in the Consolidated Results of Operations plus the Company's proportionate share of 50 percent-owned unconsolidated affiliated companies' interest expense.
(2) Amounts represent those portions of rent expense that are reasonable approximations of interest costs.